SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

_________________________

 Dreyfus Strategic Municipals, Inc.
(Name of Issuer)
Auction Preferred Stock
(Title of Class of Securities)

261932602 261932206 261932305 261932503 261932404
(CUSIP Number)
November 30, 2008
(Date of Event Which Requires Filing of this Statement)
_________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261932602; 261932206; 261932305; 261932503; 261932404

1	Names of Reporting Persons: Comerica Bank
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 750(a)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 750(a)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 750(a)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.2%(a)
12	Type of Reporting Person (See Instructions) BK

(a)	The following share amounts and percent of class were held as of the dates indicated:

November 30, 2008	1,499	13.1%
December 31, 2010	1,204	13.2%
December 31, 2011	1,124	13.1%
December 31, 2013	948	13.5%
December 31, 2014	750	13.2%

ITEM 1.
	(a)	NAME OF ISSUER.
Dreyfus Strategic Municipals, Inc.
	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166

ITEM 2.
	(a)	NAME OF PERSON FILING.
Comerica Bank
	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
Comerica Bank Tower, 1717 Main St., MC 6404, Dallas, Texas 75201
	(c)	CITIZENSHIP.
Texas
	(d)	TITLE OF CLASS OF SECURITIES.
Auction Preferred Stock
	(e)	CUSIP NUMBER.
261932602 261932206 261932305 261932503 261932404

ITEM 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.
	(a)	Amount beneficially owned: 750(1)
	(b)	Percent of class: 13.2%(1)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 750(1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 750(1)
		(iv)	Sole power to dispose or to direct the disposition of: 0

(1) The following share amounts and percent of class were held as of the dates indicated:

November 30, 2008	1,499	13.1%
December 31, 2010	1,204	13.2%
December 31, 2011	1,124	13.1%
December 31, 2013	948	13.5%
December 31, 2014	750	13.2%

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:                     ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10.	CERTIFICATION.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 1, 2015

COMERICA BANK

By:	/s/ Jennifer S. Perry
Title:	Attorney-In-Fact*

*
Jennifer S. Perry is signing on behalf of Comerica Bank as attorney-in-fact pursuant to a power of attorney dated as of March 10, 2015 previously filed with the Securities and Exchange Commission on March 13, 2015, which is hereby incorporated by reference. The power of attorney was filed as an attachment to a filing by Comerica Bank on Schedule 13G for Western Asset Municipal Partners Fund Inc. with respect to its auction rate preferred securities.